UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MetaMorphix, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

CUSIP NO.: N/A

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Applera Corporation 06-1534213

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) (b)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5.	SOLE VOTING POWER
2,149,022
		6.	SHARED VOTING POWER
0
		7.	SOLE DISPOSITIVE POWER
2,149,022
		8.	SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,149,022

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.5%

12.	TYPE OF REPORTING PERSON (See Instructions)
CO

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Item 1.

(a)	Name of Issuer:

MetaMorphix, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

8000 Virginia Manor Road Suite 140 Beltsville, MD 20705

Item 2.

(a)	Name of Person Filing:

Applera Corporation

(b)	Address of Principal Office or, if none, Residence:

301 Merritt 7 Norwalk, CT 06851-1070

(c)	Citizenship:

Delaware, U.S.A.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”). The reporting person is the owner of the issuer’s Series E Convertible Preferred Stock, par value $0.001 per share (the “Series E Preferred Stock”), which is convertible into Common Stock.

(e)	CUSIP Number:

Not applicable.

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

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(d)	Investment company as defined in section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	An investment adviser in accordance with Section240.13d-1(b)(1)(ii)(E)

(f)	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

(g)	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3

(j)	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Not applicable.

Item 4.	Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

2,149,022 shares of Common Stock, consisting of the following:

(i)	The reporting person beneficially owns 457,143 shares of the issuer’s Series E Preferred Stock, which are immediately convertible into 2,000,000 shares of the issuer’s Common Stock.

(ii)	An executive officer of the reporting person holds 149,022 fully vested and immediately exercisable options to purchase shares of the issuer’s Common Stock. These stock options were issued by the issuer to such executive officer as compensation for the executive officer’s previous service on the issuer’s board of directors and committees thereof as a nominee of the reporting person. These stock options are not transferable to the reporting person, but the executive officer and the reporting person have an understanding that if any economic benefit were to be realized from the exercise of these stock options, then that benefit would be transferred to the reporting person. As part of that understanding, the reporting person would exercise all direction and control over any shares resulting from the exercise of these options.

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(b)	Percent of Class:

9.5 percent, calculated in accordance with SEC Rule 13d-3 under the Act based on the most recent capitalization table provided by the issuer to the reporting person. The reporting person notes supplementally that the issuer has issued and outstanding shares of preferred stock that are convertible into Common Stock that are not included in this calculation because of the requirements of Rule 13d-3. If these additional shares were taken into account on an as-converted basis, the reporting person’s ownership percentage would be 5.9 percent.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: All of the shares referenced in Item 4(a) above.

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: All of the shares referenced in Item 4(a) above.

(iv)	Shared power to dispose or to direct the disposition of: 0

The reporting person notes that the issuer holds an option to purchase all of the shares referred to in Item 4(a)(i) above that expires on May 28, 2006.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

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Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006

APPLERA CORPORATION

By: /s/ Ugo D. DeBlasi
Name:	Ugo D. DeBlasi
Title:	Vice President and Controller

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